U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                                CRCB Corporation
                                ----------------
                 (Name of Small Business Issuer in its charter)



               FLORIDA                               65-0820046
               -------                               ----------
         (State of incorporation)       (I.R.S. Employer Identification No.)



200 E. Las Olas Boulevard, Suite 1900
Fort Lauderdale, FL                                     33301
-------------------                                     -----
(Address of principal executive offices)              (Zip Code)


Issuer's Telephone Number:    (954) 763-1200
                              --------------

Securities to be registered pursuant to 12(b) of the Act:     None
                                                              ----

Securities to be registered pursuant to 12(g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)


                               Page 1 of 19 pages
                           Exhibit Index begin page 18

                                TABLE OF CONTENTS
                                                                                                       Page No.
                                                                                                       --------
PART I

Item 1.           Description of Business........................................................         1

Item 2.           Management's Discussion and Analysis or
                  Plan of Operation..............................................................         4

Item 3.           Description of Property........................................................         7

Item 4.           Security Ownership of Certain Beneficial
                  Owners and Management..........................................................         7

Item 5.           Directors, Executive Officers, Promoters and Control Persons...................         8

Item 6.           Executive Compensation.........................................................         10

Item 7.           Certain Relationships and Related Transactions.................................         11

Item 8.           Description of Securities......................................................         12

PART II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters....................................         13

Item 2.           Legal Proceedings..............................................................         15

Item 3.           Changes in and Disagreements with Accountants..................................         15

Item 4.           Recent Sales of Unregistered Securities........................................         15

Item 5.           Indemnification of Directors and Officers......................................         16

PART FS

                  Financial Statements...........................................................         17
                  Table of Contents..............................................................         17
PART III

Item 1.           Index to Exhibit...............................................................         18


         This discussion in this Registration Statement regarding the Company and its business and operations contains "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. The Company does not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by management of the Company over time means that actual events are bearing out as estimated in such forward looking statements.

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

General.

To simplify the language in this Registration Statement CRCB Corporation is referred to herein as "the Company" or "We."

Business Development.

         We were incorporated on July 1, 1997 under the name CRCB Corporation.

         We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale or a significant amount of assets not in the ordinary course of business.

Business of Issuer.

         We are a development stage company and have had no operations. Other than issuing shares to our shareholders, We have never commenced any operational activities. As such, We have no specific products, services, or business.

         We can be defined as a "shell" company whose sole purpose at this time is to locate and consummate a merger or acquisition with an unidentified private entity (hereinafter referred to as the "Business Opportunity").

         We are registering a class of securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, We can attract a Business Opportunity candidate. We believe a Business Opportunity will involve a transaction with a corporation not requiring cash or assets, but which desires to establish both a public market for its common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that our assumption is correct.

Competition.

         We are and will continue to be a limited competitor in the business of seeking business opportunities with private companies. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable Business Opportunity candidates for us. Nearly all such entitles have significantly greater experience and financial resources, technical expertise and managerial capabilities than us. Consequently, We will be at a competitive disadvantage in identifying possible Business Opportunities and successfully completing a Business Opportunity.

         We have no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts.

Government Regulation.

         The proposed business activities described herein classify us as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their states. We do not intend to undertake any offering of our securities, either debt or equity, until such time as We have successfully implemented our business plan that We describe herein.

         Relevant thereto, Roxanne K. Beilly and Charles B. Pearlman, the principal shareholders of the Company, have expressed an intention not to sell their respective shares until We have successfully completed a merger or acquisition, and We are no longer classified as a "blank check" company.

         Transferability of our shares of Common Stock is very limited because a significant number of states have enacted regulations or "blue sky" laws restricting or, in many instances prohibiting, the initial sale and subsequent resale of securities of "blank check" companies, such as us, within that state. In addition, many states while not specifically prohibiting the issuance of securities may restrict securities of "blank check" companies, such as us, within that state. In addition, many states, while not specifically prohibiting or restricting securities of "blank check" companies, would require us to register our securities for sale or resale in their states. We currently have no plan to register any of our securities with any state. To ensure that any state laws are not violated through the resale of our securities, we will refuse to register the transfer of any of our securities to residents of any state which prohibits such resale if no exemption is available for such resales. We do not anticipate that a secondary trading market for our securities will develop in any state until subsequent to consummation of a Business Opportunity, if at all.

         Although We will be subject to regulation under the Exchange Act, We believe We will not be subject to regulation under the Investment Company Act of 1940, insofar as We will not be engaged in the business of investing or trading in securities.

         Federal and state tax consequences will likely be major considerations in any Business Opportunity We may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to the parties to the transaction, pursuant to various federal and state tax provisions. We intend to structure any Business Opportunity so as to minimize the federal and state tax consequences to both ourselves and the target entity; however, there can be no assurance that such Business Opportunity will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-fee treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties of the transaction.

         Section 13 and 15(d) of the Exchange Act, require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that maybe incurred by some target entities to prepare such statements may preclude our consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         We have not conducted, nor have others made available to us, results or market research indicating that market demand exists for the transactions contemplated by us. However, We do not have, and do not plan to have, and do not plan to establish, a marketing organization. Even in the event a Business Opportunity is identified for merger or acquisition contemplated by us, there is no assurance We will be successful in completing such Business Opportunity.

         We currently have no full or part-time employees. There are no collective bargaining agreements or employment agreements with Roxanne K. Beilly or Charles B. Pearlman, our sole officers and directors. Roxanne K. Beilly and Charles B. Pearlman are involved in other full-time business activities. Roxanne
K. Beilly and Charles B. Pearlman participate in the running of the Company on a part-time basis as needed without compensation. We do not plan to make any change in the number of employees of the Company to evaluate Business Opportunities. The need for additional employees and their availability will be addressed in connection with our decision of whether or not to pursue a Business Opportunity.

Availability of Additional Information

         This Registration Statement, as filed by the Company, can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at

Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling
1-800-SEC-0330. The Registration Statement is also available to the public from commercial document retrieval services or via EDGAR on the Commission's Web site at http://www.sec.gov.

         Prior to the effective date of this Registration Statement, the Company was not subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and did not file quarterly and annual reports with the Commission. Commencing with the annual report for the year ending December 31, 1999, the Company will file these and other reports with the Commission. These reports can be accessed via EDGAR at the Commission's Web site, www.sec.gov. In addition, the Company will furnish its shareholders with annual reports containing audited financial statements and may distribute quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                  OPERATIONS

Plan of Operation.

         The Company has not engaged in any material operations or had any revenues from operations. In the next twelve months, We plan to seek out Business Opportunity candidates. We believe that this plan of operations can be conducted through the efforts of current management and will not require any additional funds. We anticipate that Business Opportunities will be available to us through the contacts of Roxanne K. Beilly and Charles B. Pearlman, our sole officers and directors. We anticipate that the investigation of specific Business Opportunities and the negotiation, drafting and execution of relevant agreements, and other instruments will be done by Roxanne K. Beilly and Charles
B. Pearlman or under their direction. We plan to investigate, to the extent believed reasonable by us, such potential Business Opportunities. No assurance can be given, however, that We will discover or adequately evaluate adverse facts about the opportunity to be acquired.

         Inasmuch as We will have no funds available to us in our search for Business Opportunities, We will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. We anticipate that We will incur nominal expenses in the implementation of our business plan described herein. Because We have no capital with which to pay these expenses, our present management, which consists only of Roxanne K. Beilly and Charles B. Pearlman, will pay any charges with their personal funds, as interest free loans to the Company. However, the only opportunity which We have for repayment of these loans will be from a Business Opportunity. The repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

         We have no particular Business Opportunity in mind and have not entered into any negotiations regarding any Business Opportunity. None or our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of a Business Opportunity between us and such other company as of the date of this Registration Statement. We will not restrict our search to any specific business, industry, or geographical location, and We may participate in a Business Opportunity of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of potential Business Opportunities. We anticipate that We will be able to participate in only one potential Business Opportunity because We have no assets and limited financial resources. To date, We have not developed any criteria for the selection of Business Opportunities. We will seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that We believe will complement or enhance our business. We cannot assure you that We will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that We may undertake.

         We anticipate that Roxanne K. Beilly and Charles B. Pearlman, the Company's sole officers and directors, will investigate, to the extent believed necessary by them, the Business Opportunity.

         Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, We believe that there are numerous firms seeking the perceived benefits of a fully reporting public company. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.

         Potentially, available Business Opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such Business Opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of Business Opportunities with any significant cash or other assets. However, We believe We can offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The owners of the Business Opportunities will, however, incur significant legal and accounting costs in connection with its reporting obligations under the Exchange Act including preparing and filing Forms 8-K, 10-K or 10KSB, and agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, We have not conducted market research and are not aware of statistical data which would support the perceived benefits for the owners of a Business Opportunity.

         We believe that there is a demand by non-public corporations for shell corporations that are publicly registered companies. We believe that demand for shells has increased dramatically since the Securities and Exchange Commission imposed burdensome requirements on "blank check" companies pursuant to Regulation 419 of the Securities Act of 1933 (the "Act"). The foregoing regulation has decreased substantially the number of "blank check" offerings filed with the Commission and, as a result, has stimulated an increased demand for shell corporations. We have made the foregoing assumption, but there is no assurance that the same is accurate or correct and accordingly, no assurance can be made that We will be successful in locating a Business Opportunity.

         Prior to making a decision regarding a Business Opportunity, We plan to request that We be provided with written materials regarding the Business Opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions which they are based; evidence of existing patents, trademarks or services marks or rights thereto; present and proposed forms of compensation as to management; a description of transactions between the prospective entity and its affiliates during relevant periods; a description of present and required facilities; an analysis of risk and competitive conditions; and other information deemed relevant.

         Upon the consummation of a transaction, We anticipate that our present management and shareholders will no longer be in control of the Company. In addition, our two directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders or may sell their stock in the Company. We do not plan to raise any capital at the present time, by private placement, public offerings, pursuant to Regulation S promulgated under the Act, as amended, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a Business Opportunity.

         We anticipate that any securities issued as a result of a Business Opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, We may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after We have successfully consummated a Business Opportunity and We are no longer considered a "shell" company. Until such time as this occurs, We will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any Business Opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

Liquidity and Capital Resources.

         The Company has had no material operations to date. Losses of $2,606 and $150, for the years ended December 31, 1997 and 1998, respectively, resulted from organizational expenses.

ITEM 3.           DESCRIPTION OF PROPERTY

         We currently have no material assets, and We do not own or lease any real or personal property. We currently operate without charge out of space donated by Atlas, Pearlman, Trop & Borkson, P.A., 200 E. Las Olas Boulevard, Suite 1900, Fort Lauderdale, FL 33301. We believe that this space is sufficient for us at this time.

         Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Florida and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Ms. Beilly and Mr. Pearlman of providing the use of their office and telephone have been minimal.

         We have no preliminary agreements or understandings with respect to the office facility subsequent to the completion of a Business Opportunity. Upon closure of a Business Opportunity, We plan to relocate our office to that of the Business Opportunity candidate.

         We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, We have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         As of December 10, 1999, there are 2,650,000 shares of Common Stock issued and outstanding. The following table sets forth, as of the close of business on December 10, 1999, (a) the name, address and number of shares of each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock; and (b) the number of shares of Common Stock owned by each officer and director, and all officers and directors as a group, together with their respective percentage holdings of such shares. Unless otherwise indicated, the address for each person is 200 E. Las Olas Boulevard, Suite 1900, Fort Lauderdale, FL 33301.



Name and                                    Amount of                         Percentage
Address of                                  Beneficial                        of
of Beneficial Owner(1)                      Ownership of Stock                Class
----------------------                      ------------------                -----
Roxanne K. Beilly                              750,000                        28.19%
Charles B. Pearlman                          1,290,000                        48.67%

All Executive Officers                       2,050,000                        77.06%
and Directors as a Group
(two people)

----------
         (1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

Change of Control.

         There are currently no arrangements, which would result in a change of control of the Company. A Business Opportunity involving the issuance of our Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such Business Opportunity may require our management to sell or transfer all or a portion of our Common Shares held by them, or resign as members of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                  PERSONS.

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board, and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.


Name                                Age                       Position
----                                ---                       --------
Charles B. Pearlman                 54                        Chairman of the Board, Vice President
                                                              and Secretary

Roxanne K. Beilly                   38                        President, Chief Executive Officer,
                                                              Treasurer and Director

         Roxanne K. Beilly, a founder of the Company, has served as the Company's President, Treasurer and Director since July 1, 1997. Ms. Beilly is a partner of the law firm of Atlas, Pearlman, Trop & Borkson, P.A. and a member of The Florida Bar and American Bar Association. Ms. Beilly joined this law firm in 1993. Ms. Beilly has represented both corporate clients and investment banking firms in a large number of initial public offerings and private placements for more than nine years. Ms. Beilly received a B.S. degree from the University of Nebraska and a J.D. from Nova Southeastern University.

         Charles B. Pearlman, a founding partner of the law firm of Atlas, Pearlman, Trop & Borkson, P.A., has been with the firm since October 1982. Mr. Pearlman primarily represents private and publicly owned corporate clients and investment banking firms. Mr. Pearlman is a member of both the Florida and New York Bars and the Broward County and American Bar Associations. Mr. Pearlman received a B.S. degree from the Wharton School at the University of Pennsylvania and a J.D. from Brooklyn Law School.

         We currently have no significant employees, and We do not anticipate hiring any in the future. There are no family relationships among directors and executive officers. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Involvement in Certain Legal Proceedings.

         During the past five (5) years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

         (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

         (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) was subject to any order, judgment or decree, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION.

Cash Compensation

         The following table summarizes all compensation recorded by the Company in each of the last two fiscal years for the Company's Chief Executive Officer and each other executive officers serving as such whose annual compensation exceeded $100,000.

                                                                                Long - Term
                                    Annual Compensation                         Compensation Awards
                                    ---------------------------------------------------------------
Name and                                             Other Annual      Restricted  Options                All Other
Principal Position         Year     Salary  Bonus    Compensation       Stk Awds  SARs(#)        LTIP     Compen.
------------------         ----     ------  -----    ------------       --------  -------        ----     -------
Roxanne K. Beilly          1998     $0               $0                0             0           0        0
President, Chief           1997     $0               $0                0             0           0        0
Executive Officer,
Director

----------
         No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the fiscal years ended December 31, 1997 or 1996, or the period ending on the date of this Registration Statement. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.


                  OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1998

                                                    Individual Grants
                                                   --------------------
                No. of Securities                  % of Total Options
                Underlying                         Granted to Employees               Exercise     Expiration
Name            Options Granted                    in Fiscal Year                     Price        Date
-------------------------------------------------------------------------------------------------------------------
Roxanne K. Beilly,
President, Chief
Executive Officer
and Director                         0                        0                         0            0

----------


AGGREGATE OPTION EXERCISES IN YEAR ENDED DECEMBER 31, 1998
AND YEAR-END OPTION VALUES

                                                                    No. of Securities
                                                                   Underlying Options                     Value of Unexercised
                                 Shares                                Options at                       In-the-Money options at
                               Acquired on       Value              December 31, 1998                       December 31, 1998
Name                            Exercise       Realized     Exercisable         Unexercisable        Exercisable     Unexercisable
----------------------------------------------------------------------------------------------------------------------------------
Roxanne K. Beilly
President, Chief
Executive Officer,
and Director                         0           n/a            n/a               n/a                  n/a                n/a

-----------------

Compensation of Directors.

         There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

         There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         We have not and do not intend to enter into any transactions with our directors or executive officers. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, We have not entered into any transactions with promoters.

         Our management team is involved in other business activities and may, in the future become involved in other Business Opportunities. If a specific Business Opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts. We have not entered into and do not intend to enter into any transactions with beneficial owners of our Stock.

Transactions with Management and Others.

         There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five (5%) percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

Parents of the Issuer.

         The Company has no parents. See the caption "Business Development,"
Part I, Item I, of this Registration Statement.

Transactions with Promoters.

         There have been no transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

ITEM 8.           DESCRIPTION OF SECURITIES

Common Stock

         The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.001 per share, of which 2,650,000 shares were issued and outstanding as of December 10, 1999. The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of the shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of Common Stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company and to participate ratably in the distribution of any assets legally available for distribution with respect to the Common Stock. The Company does not expect to pay dividends for the foreseeable future.

Preferred Stock

         The Articles of Incorporation for the Company provide for 1,000,000 shares of blank check preferred stock, par value $.001, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. As of December 10, 1999, no shares of Preferred Stock are issued and outstanding.

         The Company has no present intent to issue shares of preferred stock. The future issuance of preferred stock could dilute the ownership of the Company by its common stock holders and could be used to inhibit a hostile takeover of the Company.


Options/Warrants.

         There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

Florida Anti-Takeover Statutes; Indemnification

         Florida has enacted legislation that may deter or frustrate a take-over of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Florida law permits the Company's Articles of Incorporation to require the Company to indemnify the Company's directors, officers, employees and agents.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD; however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") by members of management may have a substantial adverse impact on any such public market, and all of the current and former members of management have already satisfied the "holding period" requirements of Rule 144. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4, of this Registration Statement.

ITEM 2. MARKET PRICE OF DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         There is no established public trading market for the securities of the Company.

         There are 750,000 shares of Common Stock of the Company held by Roxanne
K. Beilly, President and director of the Company; 1,290,000 shares of Common Stock of the Company held by Charles B. Pearlman, Vice President and Chairman of the Board; and 610,000 shares of Common Stock held by non-affiliates. All of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under Rule 144 or otherwise under an effective Registration Statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one-year holding period for the restricted securities may sell, within any three-month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. All of the outstanding shares of Common Stock are restricted Shares for which the one-year holding period has expired. A sale of the shares of common stock by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Blue Sky Considerations.

         The laws of some states prohibit the resale of securities issued by blank check or shell corporations. We are considered a "blank check" or "shell" corporation for the purpose of state securities laws. Accordingly, it is possible that current shareholders may be unable to resell their securities in other states. Additionally, because each state has a series of exempt securities predicated upon the particular facts of each transaction, it is not possible to determine if a proposed transaction by an existing shareholder would violate the securities laws of any particular state. In the event an existing shareholder or broker/dealer resells our securities in a state where such resale is prohibited, We believe that the seller thereof maybe liable criminally, or civilly under that particular state's laws. Existing shareholders should exercise caution in the resale of their shares of common stock in light of the foregoing.

Penny Stock Considerations.

         Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules required a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the Rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

         These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

Holders.

         The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 67.

Dividend Policy

         The Company has never paid cash dividends on its Common Stock or its Preferred Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.


ITEM 3.  LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceeding. No federal, state or local government agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five (5%) percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.


ITEM 4.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

                Not Applicable.

ITEM 5.         RECENT SALES OF UNREGISTERED SECURITIES.

         The following sets forth information relating to all previous sales by us which were not registered under the Securities Act.

         On July 1, 1997, We issued to the founders of the Company an aggregate of 2,606,000 shares of common stock as follows: 755,000 shares of our common stock to Roxanne K. Beilly, 1,295,000 shares of the common stock to Charles B. Pearlman and an aggregate of 556,000 shares of the Common Stock to an aggregate of 11 persons, all for services rendered in the formation of the Company. The aforementioned securities were issued under an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

         On July 1, 1997, Ms. Beilly immediately gifted an aggregate of 5,000 shares of Common Stock to five (5) persons. On July 1, 1997, Mr. Pearlman immediately gifted an aggregate of 5,000 shares of Common Stock to five (5) persons.

         Between April 1, 1998 to April 10, 1998, the Company issued 14,000 shares of common stock at $.01 per share for an aggregate of $140 to six (6) accredited and eight (8) "sophisticated" investors. Each of the investors was provided with or otherwise had full access to relevant information concerning the Company and had a pre-existing relationship with the Company. Accordingly, the issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to the exemption from the registration requirements set forth in Section 4(2) and Rule 506 of Regulation D of the Securities Act.

         Between October 9, 1998 and November 10, 1998, the Company issued an aggregate of 30,000 shares of common stock at $.01 per share for an aggregate of $300 to 21 accredited and nine (9) "sophisticated" investors. Each of the investors was provided with or otherwise had full access to relevant information concerning the Company and had a pre-existing relationship with the Company. Accordingly, the issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) and Rule 506 of Regulation D of the Securities Act.

         We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, We have not issued or sold any securities.

ITEM 6.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

         Following are our (i) audited financial statements for the year ended December 31, 1998, the period from July 1, 1997 (date of inception) to December 31, 1997 and the period from July 1, 1997 (date of inception) to December 31, 1998, including the independent auditors' report, the balance sheets as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1998, the period from July 1, 1997 (date of inception) to December 31, 1997 and the period from July 1, 1997 (date of inception) to December 31, 1998; and (ii) unaudited financial statements for the nine months ended September 30, 1999 and 1998 and the period from July 1, 1997 (date of inception) to September 30, 1999, including the accountants report, the balance sheet as of September 30, 1999, and the related statements of operations, changes in stockholders' equity and cash flows for the nine months ended September 30, 1999 and 1998 and for the period from July 1, 1997 (date of inception) to September 30, 1999.

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)






                          AUDITED FINANCIAL STATEMENTS




                    For the Year Ended December 31, 1998, the
        Period from July 1, 1997 (Date of Inception) to December 31, 1997 and the Period from July 1, 1997 (Date of Inception) to December 31, 1998

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)






                                    CONTENTS
                                    --------






INDEPENDENT AUDITORS' REPORT                                             F-1
----------------------------



FINANCIAL STATEMENTS
--------------------

         BALANCE SHEETS                                                  F-2


         STATEMENTS OF OPERATIONS                                        F-3


         STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                   F-4


         STATEMENTS OF CASH FLOWS                                        F-5


NOTES TO FINANCIAL STATEMENTS                                            F-6-8
-----------------------------

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders of
CRCB CORPORATION


We have audited the accompanying balance sheet of CRCB Corporation (a development stage company) as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 1998, the period from July 1, 1997 (date of inception) to December 31, 1997, and the period from July 1, 1997 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRCB Corporation (a development stage company) as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year ended December 31, 1998, the period from July 1, 1997 (date of inception) to December 31, 1997, and for the period from July 1, 1997 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.




LONDON WITTE & COMPANY, P.A.
Certified Public Accountants

November 23, 1999

                                CRCB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           December 31, 1998 and 1997


                                   A S S E T S

                                                     1998            1997
                                                -----------      ----------
CURRENT ASSETS
  Cash                                           $      390      $        0
  Common stock subscription receivable                   50               0
                                                -----------      ----------

    TOTAL CURRENT ASSETS                                440               0
                                                -----------      ----------

    TOTAL ASSETS                                 $      440      $        0
                                                ===========      ==========


       L I A B I L I T I E S A N D S T O C K H O L D E R S ' E Q U I T Y


LIABILITIES                                      $        0      $        0
                                                -----------      ----------

STOCKHOLDERS' EQUITY
  Common stock, par value $.001 per share;
    10,000,000 shares authorized; shares issued
    and outstanding: 2,650,000 as of 12/31/98 and
    2,606,000 as of 12/31/97                          2,650           2,606
  Preferred stock, par value $.001 per share;
    1,000,000 shares authorized; no shares
    issued and outstanding                                0               0
  Additional paid-in capital                            546               0
  Deficit accumulated during the development
    stage                                            (2,756)         (2,606)
                                                -----------      ----------
    TOTAL STOCKHOLDERS' EQUITY                          440               0
                                                -----------      ----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $      440      $        0
                                                ===========      ==========

                See accompanying notes to financial statements.

                                CRCB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                     For the Year Ended December 31, 1998,
 the Period From July 1, 1997 (Date of Inception) to December 31, 1997, and the
        Period From July 1, 1997 (Date of Inception) to December 31, 1998



                                                                INCEPTION
                                                                   TO
                                      1998          1997          1998
                                  -----------   -----------   -----------

REVENUES                          $         0   $         0   $         0


OPERATING EXPENSES:
  General and administrative              150         2,606         2,756
                                  -----------   -----------   -----------
    NET LOSS BEFORE INCOME TAXES         (150)       (2,606)       (2,756)

INCOME TAX EXPENSE (BENEFIT)                0             0             0
                                  -----------   -----------   -----------

    NET LOSS                      $      (150)  $    (2,606)  $    (2,756)
                                  ===========   ===========   ===========


LOSS PER COMMON SHARE               (0.000057)    (0.001000)
                                  ===========   ===========


WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                2,624,000     2,606,000
                                  ===========   ===========



                See accompanying notes to financial statements.



                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     For the Year Ended December 31, 1998,
 the Period From July 1, 1997 (Date of Inception) to December 31, 1997, and the
       Period From July 1, 1997 (Date of Inception) to December 31, 1998


                                                    COMMON STOCK
                                                     AND CAPITAL                    TOTAL
                                                      IN EXCESS    ACCUMULATED   STOCKHOLDERS'
                                         SHARES     OF PAR VALUE     DEFICIT        EQUITY
                                      ----------  -------------  ------------  --------------
BALANCES AT JULY 1, 1997                       0  $           0  $          0  $          0
  July 1, 1997 - Issuance of
    common stock in exchange
    for organizational costs           2,606,000          2,606             0         2,606
  Contributions of capital                     0              0             0             0
  Net Loss                                     0              0        (2,606)       (2,606)
                                      ----------  -------------  ------------  ------------
BALANCES AT DECEMBER 31, 1997          2,606,000          2,606        (2,606)            0
  From April 1, 1998 to April 10,
    1998 - Issuance of common
    stock at $.01 per share               14,000            140             0           140
  From October 9, 1998 to
    November 10, 1998 -
    Issuance of common stock
    at $.01 per share                     30,000            300             0           300
  Contribution of capital                      0            150             0           150
  Net Loss                                     0              0          (150)         (150)
                                      ----------  -------------  ------------  ------------
BALANCES AT DECEMBER 31, 1998          2,650,000  $       3,196  $     (2,756) $        440
                                      ==========  =============  ============  ============


                See accompanying notes to financial statements.

                                CRCB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                     For the Year Ended December 31, 1998,
 the Period From July 1, 1997 (Date of Inception) to December 31, 1997, and the
        Period From July 1, 1997 (Date of Inception) to December 31, 1998


                                                                INCEPTION
                                                                   TO
                                            1998       1997       1998
                                         ---------  ---------  ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                               $    (150) $  (2,606) $  (2,756)
                                         ---------  ---------  ---------
  Adjustments to reconcile net
  loss to net cash used by
  operating activities                           0          0          0
                                         ---------  ---------  ---------
  Net cash used by operating activities       (150)    (2,606)    (2,756)
                                         ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash used by investing activities          0          0          0
                                         ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributions of capital                     150      2,606      2,756
  Proceeds from common stock issuance          390          0        390
                                         ---------  ---------  ---------

  Net cash provided by financing
    activities                                 540      2,606      3,146
                                         ---------  ---------  ---------

NET INCREASE (DECREASE) IN CASH                390          0        390
CASH AND EQUIVALENTS, BEGINNING                  0          0          0
                                         ---------  ---------  ---------

CASH AND EQUIVALENTS, ENDING             $     390  $       0  $     390
                                         =========  =========  =========


                See accompanying notes to financial statements.

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Nature of Operations

CRCB Corporation is a Florida corporation formed on July 1, 1997. The Company is in the development stage and has no operating history. The subsistence of the Company is dependent upon sufficient proceeds being raised through financing or capital contributions. At some future point, the Company intends to locate and consummate a merger or acquisition with an unidentified private entity.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of these financial statements, the Company considers all unrestricted highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Income Taxes

Deferred tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of evidence available, it is more likely than not that some or all of the deferred tax assets will not be realized.

Financial Statement Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)
------------------------------------------------------------

Loss Per Common Share

Loss per common share is computed by using the weighted average of shares outstanding during each period presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128).

Start-Up Costs

The initial costs incurred to organize the Company are expense when incurred.


NOTE 2 - COMMON AND PREFERRED STOCK
-----------------------------------

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a per share par value of $.001. On July 1, 1997, the Board of Directors authorized the issuance of 2,606,000 common shares in exchange for organizational services valued at $2,606.00.

Between April 1, 1998 and April 10, 1998, the Company sold 14,000 shares of common stock to various individuals pursuant to Rule 506 of Regulation D of the Securities Act at $.01 per share, for a total of $140.00.

Between October 9, 1998 and November 10, 1998, the Company sold 30,000 shares of common stock to various individuals pursuant to Rule 506 of Regulation D of the Securities Act at $.01 per share, for a total of $300.00.

Each share of common stock entitles its owner to one vote. The common shares carry no preemptive rights and are not redeemable. Cumulative voting is not permitted.

Preferred Stock

The Company has authorized the issuance of 1,000,000 shares of preferred stock with a par value of $.001 per share, bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. No shares of preferred stock have been issued.

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 3 - DEFERRED TAXES
-----------------------

Under current tax law, all start up costs must be amortized over a period of not less than 60 months, starting with the month in which business commences. As of December 31, 1998 and 1997, the cumulative amounts of start up costs were $2,756.00 and $2,606.00 respectively. Since operations have not commenced as of December 31, 1998, these costs are a non-amortizable asset for income tax reporting purposes. Based on the evidence available, the Company has provided a valuation allowance to offset any deferred tax asset arising from the future tax benefits from the amortization of its start up costs.

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)






                         UNAUDITED FINANCIAL STATEMENTS




              For the Nine Months Ended September 30, 1999 and 1998
   and the Period From July 1, 1997 (Date of Inception) to September 30, 1999

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)






                                    CONTENTS
                                    --------






ACCOUNTANTS' REPORT                                                     F-1
-------------------


FINANCIAL STATEMENTS
--------------------

         BALANCE SHEET                                                  F-2


         STATEMENTS OF OPERATIONS                                       F-3


         STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                  F-4


         STATEMENTS OF CASH FLOWS                                       F-5


NOTES TO FINANCIAL STATEMENTS                                           F-6
-----------------------------

                               ACCOUNTANTS' REPORT


To the Shareholders
CRCB CORPORATION

The accompanying balance sheet of CRCB Corporation (a development stage company) as of September 30, 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the nine months ended September 30, 1999 and 1998 and for the period from July 1, 1997 (date of inception) to September 30, 1999 were not audited by us and, accordingly, we do not express an opinion on them.






LONDON WITTE & COMPANY, P.A.
Certified Public Accountants

November 23, 1999

                                CRCB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                               September 30, 1999
                                  (Unaudited)

                                   A S S E T S


CURRENT ASSETS
  Cash                                                        $      440
                                                              ----------
    TOTAL CURRENT ASSETS                                             440
                                                              ----------

    TOTAL ASSETS                                              $      440
                                                              ==========


       L I A B I L I T I E S A N D S T O C K H O L D E R S ' E Q U I T Y


LIABILITIES                                                   $        0
                                                              ----------

STOCKHOLDERS' EQUITY
  Common stock, par value $.001 per share;
    10,000,000 shares authorized; 2,650,000
    shares issued and outstanding                                  2,650
  Preferred stock, par value $.001 per share;
    1,000,000 shares authorized; no shares
    issued and outstanding                                             0
  Additional paid-in capital                                         696
  Deficit accumulated during the development
    stage                                                         (2,906)
                                                              ----------

    TOTAL STOCKHOLDERS' EQUITY                                       440
                                                              ----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $      440
                                                              ==========

                See accompanying notes to financial statements.

                                CRCB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
             For the Nine Months Ended September 30, 1999 and 1998
   and the Period From July 1, 1997 (Date of Inception) to September 30, 1999
                                  (Unaudited)

                                                               INCEPTION
                                                                   TO
                                 September 30,September 30,   September 30,
                                    1999           1998           1999
                                -----------   ------------   ------------

REVENUES                        $         0   $          0   $          0

OPERATING EXPENSES:
  General and administrative            150            150          2,906
                                -----------   ------------   ------------

    NET LOSS BEFORE INCOME TAXES       (150)          (150)        (2,906)

INCOME TAX EXPENSE (BENEFIT)              0              0              0
                                -----------   ------------   ------------

    NET LOSS                    $      (150)  $       (150)  $     (2,906)
                                ===========   ============   ============


LOSS PER COMMON SHARE             (0.000057)     (0.000057)
                                ===========   ============


WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING              2,650,000      2,615,333
                                ===========   ============


                See accompanying notes to financial statements.



                                CRCB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
    STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY For the Nine Months Ended
September 30, 1999 and 1998 and the Period From July 1, 1997 (Date of Inception)
                       to September 30, 1999 (Unaudited)

                                                  COMMON STOCK
                                                   AND CAPITAL                    TOTAL
                                                    IN EXCESS    ACCUMULATED   STOCKHOLDERS'
                                       SHARES     OF PAR VALUE     DEFICIT        EQUITY
                                     ----------  -------------  ------------  ------------
BALANCES AT JULY 1, 1997                      0  $           0  $          0  $          0
  July 1, 1997 - Issuance of
    common stock in exchange
    for organizational costs          2,606,000          2,606             0         2,606
  Contributions of capital                    0              0             0             0
  Net Loss                                    0              0        (2,606)       (2,606)
                                     ----------  -------------  ------------  ------------
BALANCES AT DECEMBER 31, 1997         2,606,000          2,606        (2,606)            0
  From April 1, 1998 to April 10,
    1998 - Issuance of common
    stock at $.01 per share              14,000            140             0           140
  From October 9, 1998 to
    November 10, 1998 -
    Issuance of common stock
    at $.01 per share                    30,000            300             0           300
  Contribution of capital                     0            150             0           150
  Net Loss                                    0              0          (150)         (150)
                                     ----------  -------------  ------------  ------------

BALANCES AT DECEMBER 31, 1998         2,650,000  $       3,196  $     (2,756) $        440

  Contributions of capital                    0            150             0           150
  Net Loss                                    0              0          (150)         (150)
                                     ----------  -------------  ------------  ------------

BALANCES AT SEPTEMBER 30, 1999        2,650,000  $       3,346  $     (2,906) $        440
                                     ==========  =============  ============  ============


                See accompanying notes to financial statements.

                                CRCB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
             For the Nine Months Ended September 30, 1999 and 1998
   and the Period From July 1, 1997 (Date of Inception) to September 30, 1999

                                                                 INCEPTION
                                                                    TO
                                    September 30  September 30  September 30,
                                       1999           1998          1999
                                      ---------  ----------      ----------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                             $    (150) $     (150)     $   (2,906)
                                      ---------  ----------      ----------
 Adjustments to reconcile net
 loss to net cash used by
 operating activities                         0           0               0
                                      ---------  ----------      ----------

 Net cash used by operating activities     (150)       (150)         (2,906)
                                      ---------  ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net cash used by investing activities        0           0               0
                                      ---------  ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Contributions of capital                   150         150           2,906
 Proceeds from common stock issuance         50         140             190
                                      ---------  ----------      ----------

 Net cash provided by financing
  activities                                200         290           3,096
                                      ---------  ----------      ----------

NET INCREASE (DECREASE) IN CASH              50         140             440
CASH AND EQUIVALENTS, BEGINNING             390           0               0
                                      ---------  ----------      ----------

CASH AND EQUIVALENTS, ENDING          $     440  $      140      $      440
                                      =========  ==========      ==========


                See accompanying notes to financial statements.

                                CRCB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                For the Nine Months Ended September 30, 1999 and
          1998 And the Period from July 1, 1997 (Date of Inception) to
                               September 30, 1999
                                   (Unaudited)


NOTE 1 - BASIS OF PRESENTATION
------------------------------

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-SB and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments), considered necessary for a fair presentation have been included.

Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. For further information, refer to the Company's financial statements and footnotes for the year ended December 31, 1998.

                                    PART III


ITEM 1.           INDEX TO EXHIBITS


Exhibit                    Description of Document
-------                    -----------------------

3(i)                       Articles of Incorporation
3(ii)                      By-Laws

                                   SIGNATURES

                 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               CRCB, CORPORATION

                               By: /s/ Roxanne K. Beilly
                               -------------------------
                                       Roxanne K. Beilly, Chief
                                       Executive Officer and President


Date:  December 20, 1999




                                       19